February 7, 2019

Iain Humphries
Chief Financial Officer and Secretary
Concrete Pumping Holdings, Inc.
6461 Downing Street
Denver, CO 80229

       Re: Concrete Pumping Holdings, Inc.
           Registration Statement on Form S-3
           Filed January 29, 2019
           File No. 333-229402

Dear Mr. Humphries:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction